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|FORM 4|
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[ ] Check this box if no longer subject
    to Section 16. Form 4 or Form 5
    obligations may continue.  See
    Instruction 1(b).



                     U.S. SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

  Franklin                           Martin                E.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

  c/o Jarden Corporation
  555 Theodore Fremd Avenue
--------------------------------------------------------------------------------
                                    (Street)

   Rye                                NY                 10580
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Jarden Corporation (JAH)
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Day/Year

     February 14, 2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |X|  Director                             |_|  10% Owner
     |X|  Officer (give title below)           |_|  Other (specify below)

     Chairman and Chief Executive Officer
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable Law)

     |X|  Form Filed by One Reporting Person
     |_|  Form Filed by More than One Reporting Person
________________________________________________________________________________

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           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                             OR BENEFICIALLY OWNED
================================================================================

                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                       2A.                       Securities Acquired (A) or      Beneficially   ship
                            2.         Deemed       3.           Disposed of (D)                 Owned          Form:     7.
                            Trans-     Execution    Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                            action     Date, if     Code         ------------------------------- Reported       (D) or    Indirect
1.                          Date       any          (Instr. 8)                   (A)             Transactions   Indirect  Beneficial
Title of Security           (Month/    (Month/      ------------                 or              (Instr. 3      (I)       Ownership
(Instr. 3)                  Day/Year)  Day/Year)     Code     V      Amount      (D)    Price    and 4)         (Instr.4) (Instr.4)
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
Common Stock                2/10/03                   S               5,172      D(1)   $25.6667
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Common Stock                2/12/03                   S              14,000      D(1)   $25.1118
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Common Stock                2/13/03                   S              19,880      D(1)   $25.1316
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                2/14/03                   S              20,948      D(1)   $24.9955 735,689         D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                2/14/03                  J(4)            10,000      D(4)   $25.95
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                2/10/03                   S               2,328      D(3)   $25.6667
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                2/12/03                   S               6,000      D(3)   $25.1118
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                2/13/03                   S               8,520      D(3)   $25.1316
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Common Stock                2/14/03                   S              10,152      D(3)   $24.9955 303,652         I        (2)
====================================================================================================================================

TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

================================================================================

                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          Deriv-    ship
                                                                                                          ative     Form
             2.                                                                                           Secur-    of
             Conver-                            5.                              7.                        ities     Deriv-   11.
             sion                               Number of                       Title and Amount          Bene-     ative    Nature
             or               3A.               Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-            Deemed   4.       Securities    Date              Securities        Price   Owned     ities    In-
             cise    3.       Execut-  Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Benefi-  direct
             Price   Trans-   tion     action   or Disposed   Expiration Date   ----------------  Deriv-  ing       cially   Bene-
1.           of      action   Date,    Code     of(D)         (Month/Day/Year)            Amount  ative   Reported  Owned    ficial
Title of     Deriv-  Date     If Any   (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    at End   Owner-
Derivative   ative   (Month/  (Month/  8)       4 and 5)      Date     Expira-            Number  ity     actions   of Month ship
Security     Secur-  Day/     Day/     ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     Year)    Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
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
Stock
Options
(Right                                                                          Common
to Buy)      $19.35                                            (5)    7/2/12     Stock    500,000          500,000   D
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====================================================================================================================================

(1) These securities were sold pursuant to a stock trading plan adopted by Mr. Franklin in accordance with the guidelines specified by the Securities and Exchange Commission's Rule 10b5-1 under the Securities Exchange Act of 1934.

(2) Shares held by Ian G.H. Ashken. Mr. Franklin entered into a voting agreement, dated as of August 22, 2002, with Mr. Ashken, pursuant to which Mr. Franklin has the power to vote, or direct the vote, over all of these shares. Mr. Franklin disclaims beneficial ownership of these securities and this report shall not be deemed to be an admission that he is the beneficial owner of these securities for the purposes of Section 16 of the Securities Exchange Act of 1934 or otherwise.

(3) These securities were sold pursuant to a stock trading plan adopted by Mr. Ashken in accordance with the guidelines specified by the Securities and Exchange Commission's Rule 10b5-1 under the Securities Exchange Act of 1934.

(4) Mr. Ashken surrendered 10,000 shares of common stock to the issuer to repay approximately $259,500 of the outstanding amount under the note, dated January 24, 2002, made by Mr. Ashken to the issuer pursuant to the issuer's 2002 Executive Loan Program.

(5)  Exercisable in four equal annual installments beginning on July 2, 2003.



/s/ Martin E. Franklin                                   February 14, 2003
---------------------------------------------            -----------------------
 **Signature of Reporting Person                         Date


*    If the form is filed by more than one reporting person, see Instruction
     4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Crime Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).